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                                                                    EXHIBIT 99.2


                                    ADDENDUM

This Addendum, entered into as of the 8th day of July, 1999 by and between onlinetradinginc.com corp. ("Employer"), whose principal place of business at 2700 N. Military Trail, Suite 200, Boca Raton, Florida 33431, and FARSHID TAFAZZOLI ("Employee").

                                    Recitals

A. Employer is a publicly held company. Employer considers it essential to the best interests of its shareholders to foster the continuous employment of key management personnel. In this connection, Employer recognizes that, as is the case with many publicly held companies, the possibility of a change in control may exist and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to the detriment of Employer and its shareholders.

B. Employer has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of Employee to his/her assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of Employer.

C. In order to induce Employee to remain in the employ of Employer and in consideration of Employee's agreement set forth below, Employer agrees that Employee shall receive the severance benefits set forth in this Agreement.


NOW THEREFORE, in consideration of Employee's continued employment, the mutual covenants and agreements contained in this Addendum, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1. PURPOSE OF ADDENDUM. This Addendum shall supplement that certain employment agreement entered between Employer and Employee dated the 1st day of February, 1999 (the "Employment Agreement") and where inconsistent with said Employment Agreement, this Addendum shall control. In the event Employee's employment with Employer is terminated subsequent to a "change in control of Employer" (as defined in Section 2 below) under the circumstances described below, Employer agrees that, in addition to all compensation and benefits payable to Employee pursuant to the Employment Agreement, Employee shall receive the additional severance benefits set forth in this Addendum.

2. CHANGE IN CONTROL. No benefits shall be payable under this Addendum unless there shall have been a change in control of Employer, as set forth below. For purposes of this Addendum, a "change in control of Employer" shall mean a change of control of a nature that would be




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required to be reported in response to Item 6(e) of Schedule 14A of Regulation
14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not Employer is in fact required to comply with that regulation, provided that, without limitation, such a change in control shall be deemed to have occurred if:

(A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an Employee benefit plan of Employer or a Employer owned, directly or indirectly, by the shareholders of Employer in substantially the same proportions as their ownership of stock of Employer, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Employer representing 20% or more of the combined voting power of Employer's then outstanding securities; or

(B) during any period of two consecutive years (not including any period prior to the execution of this Addendum), individuals who at the beginning of such period constitute Employer's Board of directors and any new director (other than a director designated by a person who has entered into an agreement with Employer to effect a transaction described in clauses (A), (D) or (E) of this Section) whose election by the Board or nomination for election by Employer's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority; or

(C) Employer enters into any agreement, the consummation of which would result in the occurrence of a change in control of Employer; or

(D) the shareholders of Employer approve a plan of complete liquidation of Employer or an agreement for the sale or disposition by Employer of all or substantially all Employer's assets; or

(E) the shareholders of Employer approve a merger or consolidation of Employer with any other entity (other than a merger or consolidation which would result in the voting securities of Employer outstanding immediately prior to it continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) greater than 80% of the combined voting power of the voting securities of Employer or such surviving entity outstanding immediately after such merger or consolidation).

3. TERMINATION FOLLOWING CHANGE IN CONTROL. If any of the events described in
Section 2 above constituting a change in control of Employer shall have occurred, and the Employee is terminated by Employer for any reason, including termination due to Employer's failure to extend the Employment Agreement pursuant to its terms, or if Employee terminates the Employment Agreement for Good Reason (as defined below), Employee shall be entitled to the benefits provided in Subsection 4(ii) below upon the subsequent termination of Employee's employment during the term of this Addendum, unless such termination is because of Employee's death or for "Cause" (as defined in the employment agreement).

(i). GOOD REASON. Employee shall be entitled to terminate employment for Good Reason. For


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purposes of this Addendum, "Good Reason" shall mean, without Employee's express written consent, the occurrence after a change in control of Employer of any of the following circumstances unless, in the case of paragraph (A), (E), (F), (G) or (H), such circumstances are fully corrected prior to the Date of Termination specified in the Notice of Termination, as defined in Subsections 3(iii) and 3(ii), respectively, given in respect of them:

(A). the assignment to Employee of any duties inconsistent with Employee's status and position as it exists immediately prior to the change in control of Employer or a substantial adverse alteration in the nature or status of Employee's responsibilities from those in effect immediately prior to the change in control of Employer;

(B). a reduction by Employer in Employee's annual base salary and/or incentive compensation in effect immediately prior to the change in control of Employer or as the same may be increased from time to time pursuant to the Employment Agreement except for across-the-board salary reductions similarly affecting all key Employees of Employer and all key Employees of any person or entity in control of Employer;

(C). Employee's relocation to a location not within ten (10) miles of Employee's present office or job location, except for required travel on Employer's business pursuant to the Employment Agreement;

(D). the failure by Employer, without Employee's consent, to pay to Employee any portion of Employee's current compensation, or to pay to Employee any portion of an installment of deferred compensation under any deferred compensation program of Employer, within seven days of the date such compensation is due;

(E). the failure by Employer to continue in effect any bonus to which Employee were entitled, or any compensation or benefit plan set forth in the Employment Agreement or in which Employee participated immediately prior to the change in control of Employer which is material to Employee's total compensation and/or benefits, including but not limited to Employer's Stock Option Plans, 401(k) Pre-Tax Retirement Savings Plan, and Flexible Benefit Plan, or any substitute plans adopted prior to the change of control in Employer, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by Employer to continue Employee's participation in it (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of Employee's participation relative to other participants, as existed at the time of the change in control;

(F). the failure by Employer to continue to provide Employee with benefits substantially similar to those enjoyed by Employee under any of Employer's life insurance, medical, health and accident, or disability plans in which Employee were participating at the time of the change in control of Employer, the failure to continue to provide Employee with an automobile or allowance in lieu of it, if Employee were provided with such an automobile or allowance in lieu of it at the time of the change of control of Employer, the taking of any action by Employer which would directly or indirectly materially reduce any of such benefits or deprive Employee of



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any material fringe benefit enjoyed by Employee at the time of the change in control of Employer, or the failure by Employer to provide Employee with the number of paid vacation days to which Employee are entitled on the basis of years of service with Employer in accordance with Employer's normal vacation policy in effect at the time of the change in control of Employer;

(G). the failure of Employer to obtain a satisfactory agreement from any successor to assume and agree to perform the Employment Agreement or this Addendum, as contemplated in Section 5 of this Addendum; or

(H). any purported termination of Employee's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Subsection
(ii) below; for purposes of this Addendum, no such purported termination shall be effective.

Employee's rights to terminate Employee's employment pursuant to this Subsection shall not be affected by Employee's incapacity due to physical or mental illness. Employee's continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason under this Addendum. In the event Employee delivers Notice of Termination based upon circumstances set forth in Paragraph (A), (E), (F), (G) or (H) above, which are fully corrected prior to the Date of Termination set forth in Employee's Notice of Termination, such Notice of Termination shall be deemed withdrawn and of no further force or effect.

(ii). NOTICE OF TERMINATION. Any purported termination of Employee's employment by Employer or by Employee shall be communicated by written Notice of Termination to the other party hereto in accordance with Article 12 of the Employment Agreement. For purposes of this Addendum, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Addendum relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee's employment under the provision so indicated.

(iii). DATE OF TERMINATION. "Date of Termination" shall be determined pursuant to Section 9.7 of the Employment Agreement.

4. COMPENSATION UPON TERMINATION. Following a change in control of Employer, as defined by Section 2, upon termination of Employee's employment Employee shall be entitled to the following benefits:

(i). If Employee's employment shall be terminated by Employer for Cause (as defined in the Employment Agreement) or by Employee other than for Good Reason (as defined in this Addendum), or death, Employer shall pay Employee pursuant to the terms of the Employment Agreement, plus all other amounts and benefits to which Employee is entitled under any compensation plan of Employer at the time such payments are due, and Employer shall have no further obligations to Employee under this Addendum.





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(ii). If Employee's employment by Employer is (a) terminated by Employer other than for Cause (as defined in the Employment Agreement) or (b) terminated by Employee for Good Reason, then Employee shall be entitled to the benefits provided below:

(A). Employer shall pay Employee Employee's full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts and benefits to which Employee is entitled under any compensation plan of Employer, at the time such payments are due, except as otherwise provided below.

(B). In lieu of any further salary payments to Employee for periods subsequent to the Date of Termination, Employer shall pay as severance pay to Employee a lump sum severance payment (together with the payments provided in paragraphs C and D, below, the "Severance Payments") equal to 2.99 times the sum of Employee's annual base salary in effect immediately prior to the occurrence of the circumstance giving rise to the Notice of Termination given in respect of them.

(C). Employer shall pay to Employee any deferred compensation, including, but not limited to deferred salary, incentive and/or bonuses, allocated or credited to Employee or Employee's account as of the Date of Termination.

(D). At Employee's sole discretion, in lieu of shares of common stock of Employer (the "Employer's Shares") issuable upon exercise of outstanding options ("Options"), if any, granted to Employee under Employer's Stock Option Plans (which Options shall be cancelled upon the making of the payment referred to below) Employee shall receive an amount in cash equal to the product of (i) the excess of the closing price of Employer's Shares as reported by the exchange currently trading said stock (or, if not so reported, on the basis of the average of the lowest asked and highest bid prices on or nearest the Date of Termination), over the per share exercise price of each Option held by Employee (whether or not then fully exercisable) plus the amount of any applicable cash appreciation rights, times (ii) the number of Employer's Shares covered by each such Option.

(E). Employer shall also pay to Employee all legal fees and expenses incurred by Employee as a result of such termination (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by the Employment Agreement, this Addendum, or in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") to any payment or benefit provided under this Addendum)).

(F). The payments provided for in paragraphs (B), (C), and (D) above, shall be made no later than the fifth day following the Date of Termination, provided, however, that if the amounts of such payments cannot be finally determined on or before such day, Employer shall pay to Employee on such day an estimate, as determined in good faith by Employer, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount can be determined but in no event later than the 30th day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such



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excess shall constitute a loan by Employer to Employee payable on or before the
30th day after demand by Employer (together with interest from the date of the Employer's demand at the rate provided in Section 1274(b)(2)(B) of the Code).

(iii). In the event that Employee is a "disqualified individual" within the meaning of Section 280G of the Code, the parties expressly agree that the payments described in this Section 4 and all other payments to Employee under any other agreements or arrangements with any persons which constitute "parachute payments" within the meaning of Section 280G of the Code are collectively subject to an overall maximum limit. Such maximum limit shall be $1 less than the aggregate amount which would otherwise cause any such payments to be considered a "parachute payment" within the meaning of Section 280G of the Code, as determined by Employer. Accordingly, to the extent that such payments would be considered a "parachute payment" with respect to Employee, then the portions of such payments shall be reduced or eliminated in the following order until the remaining change of control termination payments with respect to Employee is within the maximum described in this subsection (iii):

(A). First, any cash payment to Employee;

(B). Second, any change of control termination payments not described herein;
and

(C). Third, any forgiveness of indebtedness of Employee to Employer.

Employee expressly and irrevocably waives any and all rights to receive any change of control termination payments, which exceed the maximum limit described in this subsection (iii).

(iv). Employee shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 4 be reduced by any compensation earned by Employee as the result of employment by another Employer, by retirement benefits, by offset against any amount claimed to be owed by Employee to Employer, or otherwise except as specifically provided in this Section 4.

(v). In addition to all other amounts payable to Employee under this Section 4, Employee shall be entitled to receive all benefits payable to Employee under Employer's 401(k) Pre-Tax Retirement Savings Plan and any other plan or agreement relating to retirement benefits.

5. SUCCESSORS; BINDING AGREEMENT

(i). Employer will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Employer to expressly assume and agree to perform the Employment Agreement and this Addendum in the same manner and to the same extent that Employer would be required to perform it if no such succession had taken place. Failure of Employer to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of the Employment Agreement and this Addendum and shall entitle Employee to compensation from Employer in the same amount



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and on the same terms as Employee would be entitled to under this Addendum if
Employee terminates Employee's employment for Good Reason following a change in control of Employer, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. However, Employer's failure to obtain such agreement shall not affect said successor's obligations pursuant to this Addendum. As used in this Addendum, "Employer" shall mean Employer as defined above and any successor to its business and/or assets as which assumes and agrees to perform this Addendum by operation of law, or otherwise.

(ii). This Addendum shall inure to the benefit of and be enforceable by Employee's personal or legal representatives, executors, administrators, heirs, distributes, and legatees. If Employee should die while any amount would still be payable to Employee if Employee had continued to live, all such amounts, unless otherwise provided in this Addendum, shall be paid in accordance with the terms of this Addendum to Employee's legatee or other designee or, if there is no such designee, to Employee's estate.

6. MISCELLANEOUS. No provision of this Addendum may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Employee and such officer as may be specifically designated by the Board. No waiver by either party to the Employment Agreement or this Addendum at any time of any breach by the other party of, or compliance with, any condition or provision of the Employment Agreement or this Addendum to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for shall be paid net of any applicable withholding or deduction required under federal, state or local law. The obligations of Employer under Section 4 shall survive the expiration of the term the Employment Agreement and this Addendum.

7. VALIDITY. The invalidity or unenforceability of any provision of the Employment Agreement or of this Addendum shall not affect the validity or enforceability of any other provision of this Addendum, which shall remain in full force and effect.

9. COUNTERPARTS. This Addendum may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

10. ENTIRE ADDENDUM. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter of this Addendum have been made by either party which are not expressly set forth in the Employment Agreement or this Addendum.

IN WITNESS WHEREOF, the parties have executed this Addendum on the date and year first above written.

FARSHID TAFAZZOLI                       For onlinetradinginc.com corp.

/s/ Farshid Tafazzoli                   By: /s/ Steven zum Tobel
--------------------------------            ---------------------------------
Farshid Tafazzoli                           Steven zum Tobel, President


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